SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Delivers Final PreSDM Data Sets for Gabon South Basin Multi-Client Survey

Paris, France – December 1, 2016

CGG announced today that the final processed depth volumes (Kirchhoff and RTM PreSDM) from the company’s recent 3D BroadSeis™ multi-client survey in the highly prospective Gabon South Basin are now available for license.

As technical consultant to the Gabonese Republic’s Ministry of Petroleum and Hydrocarbons, CGG acquired the broadband seismic survey of over 25,000 km2 to support Gabon’s 11th Licensing Round. The seismic survey is part of an integrated geoscience program that will also include reviewed, resolved and interpreted well and geological data, in order to provide a petroleum systems evaluation supported by regional interpretations and reports.

Jean-Georges Malcor, CEO, CGG, said: “The Gabon deep offshore is one of the last underexplored areas of the West Africa Atlantic Margin. The final data sets we have just delivered from our survey show a spectacular uplift in subsalt imaging. We believe these images will revolutionize the industry’s understanding of deepwater Gabon and be a valuable resource for clients to de-risk and unlock the potential of this promising exploration arena.”

Final Kirchhoff PreSDM image showing a deep pre-salt half-graben with sediments imaged down to 12 km depth and prospective structures at base salt level (Image courtesy of CGG Multi-Client & New Ventures).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 1st, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO